

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 30, 2007

Timothy R.J. Stubbs
President and Chief Executive Officer
Indalex Holdings Finance, Inc.
75 Tri-State International, Suite 450
Lincolnshire, IL 60069

Re: Indalex Holdings Finance, Inc.
       Amendment No. 2 to Registration Statement on Form S-4
       Filed January 17, 2007
       File No. 333-138178

Dear Mr. Stubbs:

We have reviewed your filing and have the following comments.

Results of Operations, page 66

1. We have reviewed your response to comment 4 in our letter dated January 9,
    2007. We continue to believe that you should not present or discuss the
    results of operations on a combined basis since this results in the combination
    of periods that have not been prepared on a comparable basis of accounting.
    Please remove the discussion of any periods that you have combined for
    which the underlying accounting bases are different as previously requested.
    Refer to Item 303 of Regulation S-K.

Indalex Financial Statements

Note 10 – Affiliate Transactions, page F-28

2. We have reviewed your response to comment 7 in our letter dated January 9,
    2007. Please revise your statements of income to include estimated
    management fees in accordance with SAB Topic 1B. Please also provide us
    with a schedule of the monthly management fees incurred in 2004, 2005 and
    2006 so that we may review monthly trends in management fees and assess
    why it is difficult to estimate monthly management fees for January 1, 2005
    through March 31, 2005 and from January 1, 2006 through February 1, 2006.

Indalex Holdings Finance, Inc.

For the Periods January 1, 2006 through October 1, 2006

General

      3.   Please address the comments above in your interim filings as well.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Gus Rodriguez at (202) 551-3752 or in his absence, Jeanne Baker (202) 551-3692 at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Lesli Sheppard at (202) 551-3708 or me at (202) 551-3760 with any other questions.

                          Sincerely,

                          Pamela A. Long
                          Assistant Director

cc: Carol Anne Huff, Esq.
       Kirkland & Ellis LLP
       200 E. Randolph Drive
       Chicago, Illinois 60601